================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                 Schedule 14D-1
                                (Amendment No. 3)
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     Of the Securities Exchange Act of 1934

                                       and

                                  Schedule 13D
                                (Amendment No. 1)
                   Under the Securities Exchange Act of 1934*

                           ---------------------------
                              ALBA-WALDENSIAN, INC.
                            (Name of Subject Company)
                           ---------------------------

                              AWS ACQUISITION CORP.
                          a wholly-owned subsidiary of

                           TEFRON U.S. HOLDINGS CORP.
                          a wholly-owned subsidiary of

                                   TEFRON LTD.
                                    (Bidders)

                     Common Stock, par value $2.50 per share
                         (Title of Class of Securities)

                           --------------------------

                                    012041109
                      (CUSIP Number of Class of Securities)

                             ARIE WOLFSON, PRESIDENT
                              AWS ACQUISITION CORP.
                                 C/O TEFRON LTD.
                                 28 CHIDA STREET
                            BNEI-BRAK, 51371, ISRAEL
                               011-972-3-579-8701

          (Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                 With copies to:

                             Morton A. Pierce, Esq.
                             Douglas L. Getter, Esq.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-8000
----------
*This Amendment No. 3 to Schedule 14D-1 also constitutes Amendment No. 1 to the statement on Schedule 13D of AWS Acquisition Corp., Tefron U.S. Holdings Corp. and Tefron Ltd. with respect to the shares of common stock, par value $2.50 per share of Alba-Waldensian, Inc. beneficially owned by AWS Acquisition Corp., Tefron U.S. Holdings Corp. and Tefron Ltd.
================================================================================
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-------------------                                            -----------------
CUSIP No. 012041109                 SCHEDULE 13D               Page 2 of 6 Pages
-------------------                                            -----------------

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  AWS Acquisition Corp.
                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                  BK, AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           / /

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  State of Delaware
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
  NUMBER OF                    0
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8       SHARED VOTING POWER
  OWNED BY                     3,136,679
    EACH          --------------------------------------------------------------
 REPORTING        9       SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH          --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                               3,136,679
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,136,679
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          / /

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  96.6%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
                  CO
--------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 012041109                 SCHEDULE 13D               Page 3 of 6 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Tefron U.S. Holdings, Corp.
                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                  BK, AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)
                                                                             / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  State of Delaware
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
  NUMBER OF                    0
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8       SHARED VOTING POWER
  OWNED BY                     3,136,679
    EACH          --------------------------------------------------------------
 REPORTING        9       SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH          --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                               3,136,679
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,136,679
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          / /

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  96.6%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
                  CO
--------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 012041109                 SCHEDULE 13D               Page 4 of 6 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Tefron Ltd.
                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                  BK, WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           / /

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Israel
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
  NUMBER OF                    0
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8       SHARED VOTING POWER
  OWNED BY                     3,136,679
    EACH          --------------------------------------------------------------
 REPORTING        9       SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH          --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                               3,136,679
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,136,679
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          / /

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  96.6%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
                  CO
--------------------------------------------------------------------------------

         AWS Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of Tefron U.S. Holdings Corp., a Delaware corporation ("Parent") and wholly-owned subsidiary of Tefron Ltd. ("Tefron"), a company organized under the laws of the State of Israel, Parent and Tefron hereby amend and supplement their (i) Tender Offer Statement on Schedule 14D-1, as amended, (the "Schedule 14D-1") relating to the offer by Tefron, the Purchaser and Parent to purchase all of the outstanding shares of common stock, par value $2.50 per share (the "Shares"), of Alba-Waldensian, Inc., a Delaware corporation (the "Company") and (ii) statement on Schedule 13D with respect to the Shares beneficially owned by Purchaser, Parent and Tefron. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the
Schedule 14D-1 or the Offer to Purchase filed as an exhibit thereto.


Item 4.           Source and Amount of Funds or other Consideration.

                  The information set forth in Item 4(b) is hereby amended and restated by the following:

                  The second paragraph set forth in the Offer to Purchase under caption "12. Source and Amount of Funds." is hereby amended by deleting the fourth sentence and inserting the following in lieu thereof:

           The Credit Agreement further provides that after the Effective Time, a seven year term loan facility (the "Term Loan Facility") of up to $65.5 million, which is to be drawn down as a single borrowing at the Effective Time, and a one year revolving loan facility of up to $5 million (the "Revolving Facility") will be used to repay the Tender Offer Facility and to purchase the remaining Shares in connection with the Merger.

Item 6.           Interest in Securities of the Subject Company.

                  Item 6 is hereby amended to add the following:

         At 12:00 midnight, New York City time, on December 13, 1999, the Offer expired. Following expiration of the Offer, Purchaser accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer. Purchaser has been informed by the Depositary that, after giving effect to 45,200 Shares tendered pursuant to the guaranteed delivery procedures, 3,136,679 Shares, representing approximately 96.6% of the outstanding Shares, were validly tendered and not withdrawn pursuant to the Offer.


Item 10.          Additional Information

           Item 10 is hereby amended to add the following:

         Pursuant to the Merger Agreement, the Purchaser intends to effect the Merger in which each remaining Share (other than Shares held by the Company or any subsidiary of the Company, each Share that is owned by Parent or Purchaser, and Shares with respect to which appraisal rights have been properly exercised) will be converted into the right to receive $18.50 in cash, without interest thereon.

         A press release issued by Parent is filed as Exhibit (a) (9) and is incorporated herein by reference.


Item 11.          Material to be Filed as Exhibits.

           Item 11 is hereby amended by adding the following exhibit:

(a)(9)     Press  Release,  dated  December  14,  1999,  issued  by
Tefron Ltd.

                                    SIGNATURE

           After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 14, 1999

                                             AWS ACQUISITION CORP.


                                             By: /s/ Arie Wolfson
                                                 -------------------------------
                                                 Name:  Arie Wolfson
                                                 Title: President


                                             By: /s/ Micha Korman
                                                 -------------------------------
                                                 Name:  Micha Korman
                                                 Title: Vice President


                                             TEFRON U.S. HOLDINGS, INC.


                                             By: /s/ Arie Wolfson
                                                 -------------------------------
                                                 Name:  Arie Wolfson
                                                 Title: President


                                             By: /s/ Micha Korman
                                                 -------------------------------
                                                 Name:  Micha Korman
                                                 Title: Vice President


                                             TEFRON LTD.


                                             By: /s/ Arie Wolfson
                                                 -------------------------------
                                                 Name:  Arie Wolfson
                                                 Title: President


                                             By: /s/ Micha Korman
                                                 -------------------------------
                                                 Name:  Micha Korman
                                                 Title: Chief Financial Officer

                                      7